

PASSCO

Member FINRA/SIPC

February 27, 2026

SEC Headquarters
SEC Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

Sent Via Federal Express

Re: Passco Capital, Inc. (CRD 117323) – 2025 Audited Financial Report

To Whom It May Concern:

Enclosed please find two originally signed and notarized copies of the 2025 Annual Audited Financial Report Form X-17A-5, Part III for Passco Capital, Inc.

Should you have any questions please don't hesitate to contact Thomas Jahncke at 949-263-7904.

Sincerely,
Passco Capital, Inc.

Shayna O'Green

Shayna O'Green
Paralegal

Enclosures

Passco Capital, Inc.
2050 Main Street, Suite 650 | Irvine, CA 92614 | 949.442.1000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53591

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Passco Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2050 Main Street, Suite 650
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas B. Jahncke	949-263-7904	tjahncke@passcocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farber Hass Hurley LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Avenue, Suite 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas B. Jahncke, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________________, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

SEE ATTACHED NOTARY CERTIFICATE

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 20 26, by Thomas B. Jahncke

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SHAYNA O'GREEN
Notary Public - California
Orange County
Commission # 2399898
My Comm. Expires Apr 6, 2026

(Seal) Signature ______________________

PASSCO CAPITAL, INC.
FINANCIAL STATEMENTS WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

PASSCO CAPITAL, INC.

December 31, 2025

TABLE OF CONTENTS



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Passco Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d), in which (1) Passco Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Passco Capital, Inc. claimed exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(i) (the "exemption provision") and (2) Passco Capital, Inc. stated that Passco Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

Passco Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Passco Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Chatsworth, California
February 26, 2026

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the stockholder of
Passco Capital, Inc.
and Securities Investor Protection Corporation

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

We have performed the procedures enumerated below, which were agreed to by Passco Capital, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you in evaluating the Company's compliance with SIPC assessments for the year ended December 31, 2025 as specified in SIPC's Series 600 rules. The Company's management is responsible for completing and filing the SIPC-7 (or other applicable SIPC forms) and for ensuring compliance with applicable SIPC regulations.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC–7 on which it was computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Passco Capital, Inc. and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Chatsworth, California
February 26, 2026



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of

Passco Capital, Inc.

Irvine, CA, United States of America

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Passco Capital, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statement of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and we are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Audit of Supplemental Information Accompanying Audited Financial Statements

The Computation of Net Capital Under Rule 15c3-1, Statement Under Rule 17a-5(d)(4), Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Chatsworth, California

February 26, 2026

We have served as the Company's auditors since 2024.

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	206,470
Prepaid expenses		45,526
Accounts receivable other		23,854
Total assets	$	275,850

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	46,006
Income tax payable		3,915
Total liabilities		49,921

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid in capital		8,000
Retained earnings		207,929
Total stockholder's equity		225,929
Total liabilities and stockholder's equity	$	275,850

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

Revenue		
Sales commissions	$	12,130,752
Due diligence fee		1,274,379
Lead underwriter fee		2,940,293
Marketing allowance		2,549,306
Total revenue		18,894,730
Operating expenses		
Commissions		15,351,810
Due diligence fee		397,454
Marketing allowance		2,355,290
Marketing and advertising		487,300
Office expenses		66,883
Travel expenses		46
Outside services		164,235
Other operating expenses		2,350
Total operating expenses		18,825,368
Income before provision for income taxes		69,362
Provision for income taxes		3,915
Net income	$	65,447

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances, December 31, 2024	$ 10,000	$ 8,000	$ 142,482	$ 160,482
Net income	-	-	65,447	65,447
Balances, December 31, 2025	$ 10,000	$ 8,000	$ 207,929	$ 225,929

See accompanying notes and report of independent registered public accounting firm

5

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2025

For the year ended December 31, 2025, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	65,447
Changes in operating assets and liabilities:		
Accounts receivable other		(23,854)
State income tax receivable		33,600
Prepaid expenses		(2,711)
Accounts payable		40,745
Federal income tax payable		3,915
Net cash change from operating activities		117,142
Net change in cash and cash equivalents		117,142
Cash and cash equivalents, beginning of year		89,328
Cash and cash equivalents, end of year	$	206,470
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	$	-
Interest	$	-

There were no investing, financing or non-cash activities for the year ended December 31, 2025.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1 – Summary of significant accounting policies

Organization and nature of business

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exempted provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

Basis of accounting

The Company adopted a fiscal year of December 31 and maintains its books and records on the accrual basis of accounting.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company is subject to taxation in the U.S. and the State of California. As of December 31, 2025, the Company's tax years for 2021, 2022, 2023, and 2024 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2025, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2020.

Revenue recognition

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, and marketing allowance fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

Note 1 – Summary of significant accounting policies (continued)

Revenue recognition (continued)

Revenues are recognized when the promised services are provided to clients, in an amount that is based on the consideration the Company expects to review in exchange for those services when such amounts are not probable of significant reversal. Commissions, due diligence fees, lead underwriter fees, and marketing allowance fees represent the Company's revenue from contracts with clients.

Concentrations

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, on December 31, 2025, the Company had net capital of $156,548 which was $151,548 in excess of its required minimum net capital. The Company's aggregate indebtedness to net capital ratio was 31.89% on December 31, 2025.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $12,130,752 from the sale of undivided DST and LLC membership interests for the year ended December 31, 2025.

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. Additionally, Passco Companies LLC will enter into all lease agreements and the Company has no lease agreements to disclose. During the year ended December 31, 2025, the Company paid Passco Companies, LLC $65,517 for expenses related to the sharing agreement.

Note 4 – Income taxes
The provision for income taxes for the year ended December 31, 2025, consisted of the following:

Federal	$ 3,115
State	800
	$ 3,915

Note 5 – Commitments and contingencies

Management is not aware of any claims or assessments that would have a material adverse effect on the Company's financial position. There are no additional commitments or contingencies that are not disclosed.

Note 6 – Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the President of Passco Capital, Inc. as the CODM. The President uses excess net capital (see Note 2) to make operational decisions while maintaining capital adequacy. Excess net capital is measured in accordance with SEC Rule 15c3-1. The Company's operations constitute a single operating segment and therefore, a single reportable segment

based on the nature of its services and regulatory environment under which it operates. Substantially all of the Company's revenues and assets are attributed to or located in the United States. Significant segment expenses required to be disclosed as part of the segment disclosure of a single segment entity under Accounting Standards Codification ("ASC") 280 are presented throughout the financial statements including the statement of income and statement of cash flows.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 26, 2026, the date on which the financial statements management available to be issued.

PASSCO CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

Computation of net capital

Total stockholder's equity	$	225,928
Deduct nonallowable assets		(69,380)
Net capital	$	156,548

Aggregate indebtedness

Items included in statement of financial condition:

Other accounts payable	$	49,922
Total aggregate indebtedness	$	49,922
Ratio: Aggregate indebtedness to net capital		31.89%

Computation of basic net capital requirement

Minimum dollar net capital required

Company	$	5,000
$6\frac{2}{3}\%$ of total aggregate indebtedness		3,328
Net capital reqirement		5,000
Excess net capital		151,548
Net capital less 120% of minimum dollar net capital		150,548
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	150,548

No material differences were noted between management and the Company's unaudited amended filing of Part IIA of the Focus Report and the computation of net capital noted above.

See report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2025, with the final audit report attached.

See report of independent registered public accounting firm

13

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

See report of independent registered public accounting firm

14

PASSCO CAPITAL, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53591

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Passco Capital, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2050 Main Street, Suite 650
(No. and Street)

Irvine	**CA**	**92614**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas B. Jahncke	**949-263-7904**	tjahncke@passcocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farber Hass Hurley LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Avenue, Suite 230	**Chatsworth**	**CA**	**91311**
(Address)	(City)	(State)	(Zip Code)

2003	**223**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas B. Jahncke _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Thos B. Jahncke_

Title: President

SEE ATTACHED NOTARY CERTIFICATE

_____
Notary Public

This filing contains (check all applicable boxes):**

- ▪ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▪ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▪ (d) Statement of cash flows.
- ▪ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ▪ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▪ (g) Notes to consolidated financial statements.
- ▪ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ▪ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ▪ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▪ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▪ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▪ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▪ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▪ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 25th day of February , 20 26 , by Thomas B. Jahncke

_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SHAYNA O'GREEN
Notary Public - California
Orange County
Commission # 2399898
My Comm. Expires Apr 6, 2026

(Seal)   Signature_____

PASSCO CAPITAL, INC.
FINANCIAL STATEMENTS WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

PASSCO CAPITAL, INC.

December 31, 2025

TABLE OF CONTENTS

PASSCO CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	206,470
Prepaid expenses		45,526
Accounts receivable other		23,854
Total assets	$	275,850

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	46,006
Income tax payable		3,915
Total liabilities		49,921

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid in capital	8,000
Retained earnings	207,929
Total stockholder's equity	225,929
Total liabilities and stockholder's equity	$ 275,850

See accompanying notes and report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2025

Revenue

Sales commissions	$	12,130,752
Due diligence fee		1,274,379
Lead underwriter fee		2,940,293
Marketing allowance		2,549,306
Total revenue		18,894,730

Operating expenses

Commissions	15,351,810
Due diligence fee	397,454
Marketing allowance	2,355,290
Marketing and advertising	487,300
Office expenses	66,883
Travel expenses	46
Outside services	164,235
Other operating expenses	2,350
Total operating expenses	18,825,368

Income before provision for income taxes		69,362
Provision for income taxes		3,915
Net income	$	65,447

See accompanying notes and report of independent registered public accounting firm

4

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances, December 31, 2024	$ 10,000	$ 8,000	$ 142,482	$ 160,482
Net income	-	-	65,447	65,447
Balances, December 31, 2025	$ 10,000	$ 8,000	$ 207,929	$ 225,929

See accompanying notes and report of independent registered public accounting firm

5

PASSCO CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2025

For the year ended December 31, 2025, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	65,447
Changes in operating assets and liabilities:		
Accounts receivable other		(23,854)
State income tax receivable		33,600
Prepaid expenses		(2,711)
Accounts payable		40,745
Federal income tax payable		3,915
Net cash change from operating activities		117,142
Net change in cash and cash equivalents		117,142
Cash and cash equivalents, beginning of year		89,328
Cash and cash equivalents, end of year	$	206,470
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	$	-
Interest	$	-

There were no investing, financing or non-cash activities for the year ended December 31, 2025.

PASSCO CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1 – Summary of significant accounting policies

<u>Organization and nature of business</u>

Passco Capital, Inc. (the Company), a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exempted provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided Delaware statutory trust (DST) and limited liability company (LLC) membership interests.

<u>Basis of accounting</u>

The Company adopted a fiscal year of December 31 and maintains its books and records on the accrual basis of accounting.

<u>Cash and cash equivalents</u>

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

<u>Income taxes</u>

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company is subject to taxation in the U.S. and the State of California. As of December 31, 2025, the Company's tax years for 2021, 2022, 2023, and 2024 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2025, the Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2020.

<u>Revenue recognition</u>

Substantially all the revenue of the Company consists of commissions, due diligence fees, lead underwriter fees, and marketing allowance fees from the sale of undivided DST and LLC membership interests. Revenue is recorded upon the sale of these interests.

Note 1 – Summary of significant accounting policies (continued)

Revenue recognition (continued)

Revenues are recognized when the promised services are provided to clients, in an amount that is based on the consideration the Company expects to review in exchange for those services when such amounts are not probable of significant reversal. Commissions, due diligence fees, lead underwriter fees, and marketing allowance fees represent the Company's revenue from contracts with clients.

Concentrations

Credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Revenue

The Company processes all offerings and sale of undivided DST and LLC membership interests for Passco Companies, LLC. See Note 3 for related party disclosure.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with United States (U.S.) generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, on December 31, 2025, the Company had net capital of $156,548 which was $151,548 in excess of its required minimum net capital. The Company's aggregate indebtedness to net capital ratio was 31.89% on December 31, 2025.

Note 3 – Related party transactions

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $12,130,752 from the sale of undivided DST and LLC membership interests for the year ended December 31, 2025.

The Company has entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. Additionally, Passco Companies LLC will enter into all lease agreements and the Company has no lease agreements to disclose. During the year ended December 31, 2025, the Company paid Passco Companies, LLC $65,517 for expenses related to the sharing agreement.

Note 4 – Income taxes
The provision for income taxes for the year ended December 31, 2025, consisted of the following:

Federal	$ 3,115
State	800
	$ 3,915

Note 5 – Commitments and contingencies

Management is not aware of any claims or assessments that would have a material adverse effect on the Company's financial position. There are no additional commitments or contingencies that are not disclosed.

Note 6 – Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified the President of Passco Capital, Inc. as the CODM. The President uses excess net capital (see Note 2) to make operational decisions while maintaining capital adequacy. Excess net capital is measured in accordance with SEC Rule 15c3-1. The Company's operations constitute a single operating segment and therefore, a single reportable segment

based on the nature of its services and regulatory environment under which it operates. Substantially all of the Company's revenues and assets are attributed to or located in the United States. Significant segment expenses required to be disclosed as part of the segment disclosure of a single segment entity under Accounting Standards Codification ("ASC") 280 are presented throughout the financial statements including the statement of income and statement of cash flows.

Note 7 – Subsequent events

Management has evaluated subsequent events through February 26, 2026, the date on which the financial statements management available to be issued.

PASSCO CAPITAL, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2025

Computation of net capital

Total stockholder's equity	$	225,928
Deduct nonallowable assets		(69,380)
Net capital	$	156,548

Aggregate indebtedness

Items included in statement of financial condition:

Other accounts payable	$	49,922
Total aggregate indebtedness	$	49,922
Ratio: Aggregate indebtedness to net capital		31.89%

Computation of basic net capital requirement

Minimum dollar net capital required

Company	$	5,000
$6\frac{2}{3}\%$ of total aggregate indebtedness		3,328
Net capital reqirement		5,000
Excess net capital		151,548
Net capital less 120% of minimum dollar net capital		150,548
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	150,548

No material differences were noted between management and the Company's unaudited amended filing of Part IIA of the Focus Report and the computation of net capital noted above.

See report of independent registered public accounting firm

PASSCO CAPITAL, INC.

STATEMENT UNDER RULE 17A-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2025, with the final audit report attached.

See report of independent registered public accounting firm

13

PASSCO CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.

PASSCO CAPITAL, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**
December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or management money or securities to, customers.



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Passco Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d), in which (1) Passco Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Passco Capital, Inc. claimed exemption from 17 C.F.R. §240.15c3-3 under paragraph (k)(2)(i) (the "exemption provision") and (2) Passco Capital, Inc. stated that Passco Capital, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

Passco Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Passco Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Chatsworth, California
February 26, 2026

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the stockholder of
Passco Capital, Inc.
and Securities Investor Protection Corporation

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

We have performed the procedures enumerated below, which were agreed to by Passco Capital, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC), solely to assist you in evaluating the Company's compliance with SIPC assessments for the year ended December 31, 2025 as specified in SIPC's Series 600 rules. The Company's management is responsible for completing and filing the SIPC-7 (or other applicable SIPC forms) and for ensuring compliance with applicable SIPC regulations.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC–7 on which it was computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Passco Capital, Inc. and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP
Chatsworth, California
February 26, 2026



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of

Passco Capital, Inc.

Irvine, CA, United States of America

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Passco Capital, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statement of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and we are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Audit of Supplemental Information Accompanying Audited Financial Statements

The Computation of Net Capital Under Rule 15c3-1, Statement Under Rule 17a-5(d)(4), Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP
Chatsworth, California

February 26, 2026

We have served as the Company's auditors since 2024.



Passco Capital, Inc.'s Exemption Report

Passco Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Thomas B. Jahncke, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Passco Capital, Inc.

Thomas B. Jahncke, President

February 23, 2026